04002275

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

RECD S.E.C.
FEB - 9 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28100

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 2004 DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Tax Advisory, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Shawn Court
(No. and Street)

Alamo, California 94507
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gordon Kolsch (925) 831-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edic, William Charles
(Name – *if individual, state last, first, middle name*)

1012 White Gate Road, Alamo, California 94507
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon Kolsch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Tax Advisory, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

President

Title

[signature]

Notary Public

ROBERT A. KOEB
COMM. #1414174
Notary Public-California
CONTRA COSTA COUNTY
My Comm. Exp. April 27, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: The Tax Advisory, Inc. [13]

SEC FILE NO.: 8-28100 [14]

FIRM I.D. NO.: 94-2717719 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

40 Shawn Court [20]
(No. and Street)

Alamo [21] CA [22] 94507 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 1/1/03 [24]

AND ENDING (MM/DD/YY): 12/31/03 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon Kolsch The Tax Advisory, Inc [30]

(Area Code) — Telephone No.

925-831-3000 [31]

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the 27 day of January 2004

Manual signatures of:

1) ____________________
Principal Executive Officer or Managing Partner

2) ____________________
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Edic, William Charles CPA [70]

ADDRESS

1012 White Gate Road [71]	Alamo [72]	CA [73]	94507 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

WILLIAM C. EDIC

Certified Public Accountant
1012 White Gate Road
Alamo, California 94507

Phone/Fax (925) 820-3324

Mr. Gordon Kolsch
THE TAX ADVISORY, INC.
Alamo, CA 94507

I have audited the financial and operational combined uniform single report, part IIA of Form X-17A-5 of the Tax Advisory, Inc. for the year ended December 31, 2003. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the report referred to above presents fairly, in all material respects, the financial position of The Tax Advisory, Inc. as of December 31, 2003, and the results of its operations and statement of cash flow for the year then ended, in conformity with generally accepted accounting principles.

In my audit of the financial and operational combined uniform single report, part IIA of Form X-17A-5 of the Tax Advisory, Inc. for the year ended December 31, 2003 I performed the expanded review of internal control procedures as required by SEC Rule 17a-5. These included a review of the accounting system, the internal accounting control and procedures for safeguarding securities including appropriate tests of the period since the prior examination date.

I did not verify, by physical inspection and examination, all client funds and securities on hand. As of such date, and in accordance with their normal custom and practice, The Tax Advisory, Inc. did not have any client funds or securities on its premises. Rather, physical custody of all client funds and securities were held by several financial institutions (banks, brokerage firms, mutual funds, etc.) and in the name of the client. Accordingly, I performed the following procedures as of December 31, 2003:

I obtained independent third-party confirmations of all funds on deposit with banks, funds invested in mutual funds, and securities held by brokerage firms. I reconciled the confirmation replies to the underlying books and records and bank statements and month end statements of account from the mutual funds and brokerage firms and to the detail investment records of The Tax Advisory, Inc. All funds and investments owned for their account are held under "The Tax Advisory, Inc." name in banks or publicly traded mutual funds. The Tax Advisory, Inc. only received funds for provided investment advice. No receipts occurred from the sale of securities or mutual fund shares except for it's own account.

I obtained independent written confirmations of the balance of investments as of December 31, 2003 for each of the Company's investments noting none belonging to clients. I obtained a judgmental sample of transactional invoices and compared the information contained thereon with brokerage statements. No material exceptions or discrepancies were noted. I noted that all cash deposits were due to investment services provided.

Based on the results of my physical inspection and confirmation examination, it is my opinion that the statement of financial condition, results of operations, cash flow, and Computation of Net Capital of The Tax Advisory, Inc. did not contain any inadequacies at the date of examination in accordance with the Computation of Net Capital under Section 240.15c3-1, the Computation of Determination of Reserve Requirements for Brokers or Dealers under Exhibit A of Sec. 240.15c3-3, and information Relating to the Possession or Control Requirements under Sec. 240.15c3-3.

I also reviewed the practices and procedures followed by The Tax Advisory, Inc. regarding:

i. Making the periodic computation of aggregate indebtedness and net capital under Sec. 240.17a-3(a)(11) and the reserve required by Sec. 240.15c3-3(e);

ii. Making quarterly securities examinations (Mutual Fund holdings) and any recordation of differences required by Sec. 240.17a-13;

iii. Complying with the requirement for prompt payment for securities (mutual fund acquisitions) of section 4(c) of Regulation T (Sec. 220.4 (c) of chapter II of title 12) of the Board of Governors of the Federal Reserve System;

iv. Maintaining physical possession or control of fully paid securities as required by Sec. 240.15c3-3. The Tax Advisory, Inc. does not have possession of client securities or investments in publicly traded mutual funds.

In connection with my audit and my review of procedures for safeguarding securities, nothing came to my attention that caused me to believe that the company was not in compliance with terms and conditions of any sections of the Securities Exchange Act of 1934. No material inadequacies were found to exist.

William C. Edie

January 27, 2004
Alamo, California

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **The Tax Advisory, Inc** | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2003 [99]
SEC FILE NO. 8-28100 [98]
Consolidated ☐ [198]
Unconsolidated ☒ [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 4,709	200			$ 4,709	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	18,188	424				
E. Spot commodities		430			18,188	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 23,309 [130]						
B. At estimated fair value		440	23,309	610	23,309	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	69,427	680	69,427	920
11. Other assets		535	2,168	735	2,168	930
12. TOTAL ASSETS	$ 22,897	540	$ 94,904	740	$ 117,801	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **The Tax Advisory, Inc.** as of 12/31/2003

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value:		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	3,520 [1385]	3,520 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		60,000 [1400]	60,000 [1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of.... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of.... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ 63,520 [1450]	$ 63,520 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners)	$ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		100 [1792]
C. Additional paid-in capital		80,970 [1793]
D. Retained earnings		(26,789) [1794]
E. Total		54,281 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 54,281 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 117,801 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **The Tax Advisory, Inc.** as of 12/31/2003

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 54,281	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			54,281	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			60,000	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 114,281	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 94,904	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities— proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(94,904)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 19,377	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	2,728	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(2,728)	3740
10. Net Capital			$ 16,649	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **The Tax Advisory, Inc.** as of 12/31/2003

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	11,649	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	11,649	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$		3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)			%		3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

THE TAX ADVISORY, INC.
Reconciliation of Audited and Focus Report
Computation of Net Capital
December 31, 2003

Net capital per Audited Report	$ 19,377
Net capital per Focus Report	16,649
Difference due to haircuts computation	$ 2,728

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **The Tax Advisory, Inc.**

For the period (MMDDYY) from 1/1/03 [3932] to 12/31/03 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	5,871	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	1,572	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services	90,000	3975
8. Other revenue	14,846	3995
9. Total revenue	$ 112,289	4030

EXPENSES

Item	Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers	$ 48,244	4120
11. Other employee compensation and benefits	3,040	4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	777	4195
15. Other expenses	48,182	4100
16. Total expenses	$ 100,243	4200

NET INCOME

Item	Amount	Code
17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 12,046	4210
18. Provision for Federal income taxes (for parent only)	2,092	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4338]		
22. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ 9,954	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 830	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **The Tax Advisory, Inc.**

For the period (MMDDYY) from 1/1/03 to 12/31/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 44,327	4240
A. Net income (loss)			9,954	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 54,281	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 90,000	4300
A. Increases		4310
B. Decreases	(30,000)	4320
4. Balance, end of period (From item 3520)	$ 60,000	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **The Tax Advisory, Inc.** as of 12/31/2003

Exemptive Provision Under Rule 15c3-3

25. If an excemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
    A. (k) (1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
    B. (k) (2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
    C. (k) (2) (B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis
    Name of clearing firm 30 Emmett Larkin Patterson Finan [4335] .... [4570]
    D. (k) (3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

The Tax Advisory, Inc.
Consolidated Statement of Cash Flow
For the year ended December 31, 2003
Increase (Decrease) in Cash and Cash Equivalents

	2003
CASH FLOWS FROM OPERATING ACTIVITIE	
Net income(loss)	$ 9,954.99
Adjustments to reconcile net income to net cash provided by operating activities:	
Depr. Expense - Net of Asset Sales	17,741.00
Change Receivables	4,921.00
Change in Prepaid Expenses	(1,426.64)
Change in Income Taxes Payable	3,444.12
NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES	34,634.47
CASH FLOWS FROM INVESTMENT ACTIVITI	
Investment in Assets - Net	(4,050.00)
Investment in Securities	(5,870.85)
NET CASH PROVIDED BY (USED BY) INVESTING ACTIVITIES	(9,920.85)
CASH FLOWS FROM FINANCING ACTIVITIE:	
Long Term Loans	(30,000.00)
NET CASH PROVIDED BY (USED BY) FINANCING ACTIVITIES	(30,000.00)
NET INCREASE(DECREASE) IN CASH	(5,286.38)
CASH AT BEGINNING OF PERIOD	9,995.10
CASH AT END OF PERIOD	$ 4,708.72

See accompanying notes and accountant's report